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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  10 June 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	10 June 2005
Number	26/05

BHP BILLITON APPROVES ITS SHARE OF NORTH WEST SHELF EXPANSION

BHP Billiton today announced approval for a fifth train expansion of the liquefied natural gas (LNG) processing facilities at the North West Shelf Project on the Burrup Peninsula in Western Australia.

The approval covers a liquefaction processing train with a capacity of 4.2 million tonnes per annum (mtpa), additional processing facilities and associated infrastructure. Based on the operator's estimate the total investment is approximately A$2 billion (BHP Billiton's share approximately US$250 million).

BHP Billiton's Group President Energy, Philip Aiken, said: "This expansion is integral to BHP Billiton's gas commercialisation strategy and our goal to maximise the value of our interest in the North West Shelf."

"It reflects our interest in extending our long-term relationships with our existing buyers in Japan and Korea together with the increasing global LNG demand in particular from emerging markets such as China and the United States," Mr Aiken said.

"The North West Shelf provides a high-value product based on a proven track record of stable and reliable supply," Mr Aiken said.

Construction on the fifth train, which is similar to the fourth train, will commence later this year and first production is expected in late 2008.

At its completion the expansion will increase the production capacity of the North West Shelf Project to 15.9 million tonnes of LNG per annum.

The six equal participants in the Train 5 expansion project are BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); Shell Development (Australia) Pty Ltd (16.67%); and Woodside Energy Limited (16.67%) (operator). CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Mark Lidiard, Investor & Media Relations
Tel: USA +1 713 599 6100 or UK +44 20 7802 4031
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177  Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 10 June 2005